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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AUGUSTUS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 POND VIEW LANE
(No. And Street)

NEW ROCHELLE	NY	10804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ABESHOUSE — (914) 472-6688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARK ABESHOUSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUGUSTUS CAPITAL, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

Notary Public

VIKTORIYA PISETSKAYA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6063786
Qualified in Kings County
My Commission Expires September 10, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulvio llp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Augustus Capital, LLC:

We have audited the accompanying statement of financial condition of Augustus Capital, LLC as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Augustus Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 17, 2006

AUGUSTUS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 924,708
Fees receivable	126,833
Other receivables	809
Furniture and equipment	
(net of accumulated depreciation of 71,911)	10,008
Other	21,561
TOTAL ASSETS	$ 1,083,919

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to member	$ 190,014
Accounts payable and accrued expenses	14,354
TOTAL LIABILITIES	204,368
Member's Equity	879,551
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,083,919

The accompanying notes are an integral part of these financial statements.

AUGUSTUS CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue:	
Private placement fees	$ 64,963
Management fees	120,300
Management fee rebates	(1,651)
Interest income	20,950
Total income	204,562
Expenses:	
Employees' compensation and benefits	164,012
Professional fees	68,203
Travel and entertainment	52,696
Subscriptions	1,978
Regulatory fees and registration	6,826
Rent and occupancy	17,970
Membership dues	47,041
Depreciation and amortization	12,806
Auto expenses	18,557
Office expenses	25,651
Bad debt expenses	40,000
Other	8,972
Total expenses	464,712
Net loss	$ (260,150)

The accompanying notes are an integral part of these financial statements.

AUGUSTUS CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Member's equity at January 1, 2005	$ 1,139,701
Net loss	(260,150)
Member's equity at December 31, 2005	$ 879,551

The accompanying notes are an integral part of these financial statements.

AUGUSTUS CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss		$ (260,150)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$ 12,806	
Decrease in fees receivable	21,567	
Decrease in due from member	80,849	
Decrease in other assets	16,291	
Increase in due to member	190,014	
Decrease in accounts payable and accrues expenses	(11,308)	
Total adjustments to net income		310,219
Net cash provided by operating activities		50,069
Cash flows from investing activities		
Purchase of furniture and equipment		(3,203)
Net cash used in investing activities		(3,203)
Net increase in cash and cash equivalents		46,866
Cash and cash equivalents at January 1, 2005		877,842
Cash and cash equivalents at December 31, 2005		$ 924,708

The accompanying notes are an integral part of these financial statements.

NOTE 1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Augustus Capital, LLC (the "Company"), a Delaware LLC, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The company records income from commissions as earned.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Cash equivalents consist of shares of a money market fund that are stated at fair value. The Company maintains its cash equivalents in an uninsured money market fund.

No provision for federal, state or local income taxes has been made because the Company is a limited liability company and, therefore, is not subject to income taxes. The Company's income or loss is reportable by its Member on his respective tax return.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of \$5,000 or 6 ⅔ % of aggregate indebtedness. As of December 31, 2005, the Company had net capital of \$712,694, which exceeded its requirement of \$13,642 by \$699,052.

NOTE 3. CONCENTRATION ON RISK

Substantially all of the commission receivable and commission income earned by the Company is received from two entities for which the Company introduced investors. The Company seeks to limit its counterparty risk by regularly reviewing the credit standing of these entities.

SUPPLEMENTAL INFORMATION

AUGUSTUS CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

Credits:	
Member's equity	$ 879,551
	879,551
Debits:	
Non allowable assets	159,477
Net capital before haircuts on marketable securities	720,074
Less: Haircuts on marketable securities	7,380
Net capital	712,694
Minimum net capital requirement of 6 ⅔ % of aggregate indebtedness of $204,368, or $5,000 whichever is greater	13,642
Excess net capital	$ 699,052
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 204,368
Total aggregate indebtedness	$ 204,368
Ratio of aggregate indebtedness to net capital	0.29 to 1

No material differences exist between the above computation and the computation included in the Partnership's corresponding unaudited Form X-17A-5 Part IIA filing.

AUGUSTUS CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. The company is exempt from Rule 15c3-3, under paragraph (k) (1) of the Rule, and therefore no amounts are reportable under this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Augustus Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Augustus Capital, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Augustus Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio & Associates LLP

New York, New York
February 17, 2006